SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 CONDUCTUS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    206784100
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                                 (CUSIP Number)
                                                     with    a copy to:

Jonathan Gallen                                      Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 891-2132                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                February 28, 2001

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   206784100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                N/A
         (b)                                N/A
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC/PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States

    Number of                                   7) Sole Voting Power:         *
                                                --------------------------------
    Shares Beneficially                         8) Shared Voting Power:       *
                                                --------------------------------
    Owned by

    Each Reporting                              9) Sole Dispositive Power:    *
                                                --------------------------------
    Person With:                               10) Shared Dispositive Power:  *
                                               ---------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     861,000*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    5.5%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA/IN
________________________________________________________________________________
* As of February 28, 2001, Pequod Investments, L.P. ("Pequod"), a New York limited partnership, was the holder of 540,000 shares of the common stock, par value $.0001 per share (the "Common Stock"), of Conductus, Inc. (the "Company"). As of February 28, 2001, Pequod International, Ltd. ("International"), a corporation organized under the laws of the Bahamas, was the holder of 210,000 shares of Common Stock. As of February 28, 2001, Jonathan Gallen's Individual Retirement Account was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. As of February 28, 2001, neither Jonathan Gallen individually nor the Jonathan Gallen Trust (the "Trust") held any shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International, and his Individual Retirement Account, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. In addition, as of February 28, 2001, 6,000 shares of Common Stock were held by third parties with respect to which Mr. Gallen exercises shared investment control (the "Accounts"). Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 861,000 shares of Common Stock as of February 28, 2001.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, there were 15,788,625 shares of Common Stock outstanding as of October 31, 2000. As of February 28, 2001, Pequod was the holder of 540,000 shares of Common Stock,
International was the holder of 210,000 shares of Common Stock, Jonathan Gallen's Individual Retirement Account was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International, and his Individual Retirement Account, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. In addition, as of February 28, 2001, 6,000 shares of Common Stock were held by the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 861,000 shares of Common Stock as of February 28, 2001. There have been no transactions in any securities of the Company on behalf of Amy Gallen during the sixty (60) days prior to February 28, 2001. Although Jonathan Gallen individually and the Trust did not hold any shares of Common Stock on February 28, 2001, both conducted transactions in the Common Stock during the sixty (60) days prior to that date. The following table sets forth the transactions by Pequod, International, and the Accounts, and by Jonathan Gallen individually, the Trust and Jonathan Gallen's Individual Retirement Account (collectively, the "Gallen Accounts") in shares of Common Stock during the sixty (60) days prior to February 28, 2001, each of which was effected in an ordinary broker's transaction.

                           I. Pequod Investments, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                          Quantity                    Price
      ----                          --------                    -----
January 19, 2001                     4,900                     $8.06

                         II. Pequod International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

          Date                      Quantity                   Price
          ----                      --------                   -----
    January 18, 2001                 13,300                    $7.97
    January 19, 2001                  7,200                    $8.06
    February 6, 2001                  5,000                    $9.48
    February 7, 2001                  5,000                    $8.97
    February 8, 2001                 14,600                    $8.77
    February 9, 2001                  5,000                    $8.35
    February 12, 2001                10,000                    $7.97
    February 13, 2001                15,000                    $8.46
    February 15, 2001                20,000                    $8.00
    February 22, 2001                80,000                    $6.69
    February 28, 2001                20,000                    $5.59

                                III. The Accounts

                                   (Purchases)

     Date                           Quantity                   Price
     ----                           --------                   -----
 January 26, 2001                     2,000                    $8.38
 February 21, 2001                    1,000                    $6.06

                                     (Sales)

     Date                           Quantity                   Price
     ----                           --------                   -----
 January 17, 2001                    5,000                     $9.38
 January 19, 2001                    3,000                     $8.06
 February 5, 2001                    2,000                     $9.81
 February 21, 2001                   1,000                     $6.50
 February 22, 2001                   2,000                     $7.48

                             IV. The Gallen Accounts

                                   (Purchases)

     Date                           Quantity                   Price
     -----                          --------                   -----
 February 20, 2001                  11,000                     $7.06

                                     (Sales)

    Date                           Quantity                    Price
    ----                           --------                    -----
 February 6, 2001                    2,200                     $9.34
 February 12, 2001                   5,500                     $7.89
 February 13, 2001                  10,000                     $8.31
 February 14, 2001                  15,000                     $7.45
 February 20, 2001                  11,000                     $7.06
 February 22, 2001                  20,000                     $6.69
 February 28, 2001                  50,000                     $5.40


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           As of February 28, 2001


                                           /s/ Jonathan Gallen

                                           Jonathan Gallen, individually and in
                                           his  capacity   as   the  investment
                                           advisor for Pequod Investments, L.P.,
                                           Pequod   International,  Ltd.,   the
                                           Accounts and the Gallen Accounts.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).